02024596

1-14680

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC RECEIVED
MAR 2 1 2002
366
PROCESSING SECTION D.C.

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2002

PROCESSED
APR 0 1 2002
THOMSON
FINANCIAL

TEFRON LTD.
(Translation of registrant's name into English)

28 Chida Street, Bnei-Brak, 51371 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is the registrant's press release dated March 8, 2002 announcing the postponement of a conference call to discuss fourth quarter 2001 financial results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD.
(Registrant)

By: ______________________
Name: Gil Rozen
Title: Chief Financial Officer

By: ______________________
Name: Hanoch Zlotnik,
Title: Controller

Date: March 17, 2002

news

FRB | WEBER SHANDWICK FINANCIAL COMMUNICATIONS

Tefron Ltd.
28 Chida Street
Bnei-Brak 51371
Israel
(NYSE: TFR)

FOR FURTHER INFORMATION

AT THE COMPANY:
Gil Rozen, Chief Financial Officer
Tefron Ltd.
972-3-579-8701
Fax: 972-3-579-8715

AT FRB|WEBER SHANDWICK:
Marilynn Meek - General Info (212) 445-8451
Vanessa Schwartz - Analyst (212) 445-8433
Judith Sylk-Siegel - Media (212) 445-8431

TEFRON LTD. RESCHEDULES DATE TO DISCUSS FOURTH QUARTER 2001 FINANCIAL RESULTS

BNEI-BRAK, ISRAEL – March 8, 2002 –Tefron Ltd. (NYSE:TFR) (the "Company") announced today that it has postponed a conference call scheduled for March 12, 2002 pending release of its fourth quarter 2001 financial results. The Company currently expects to announce its financial results for the period ended December 31, 2001 during the last week of March 2002. A conference call will be held in conjunction with the release of its results.

The Company also announced that it expects to report improved operating results for the fourth quarter of 2001 over its previous quarter.

This release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements are necessarily based on various assumptions and estimates and are inherently subject to various risk and uncertainties that could cause actual results or outcomes to differ materially from those contemplated in such statements, including, but not limited to, fluctuations in product demand, economic conditions as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. Any forward-looking statements contained in this release are made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated.